VIA EDGAR

Sally Samuel

Edward Rubenstein

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural Resources, Gold & Income Trust
(File Nos.: 333-217013; 811-22216)

Dear Mses. Samuel and Miller and Mr. Rubenstein:

Thank you for your oral comments provided on October 6, 2017 and October 16, 2017, regarding your review of Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed on October 3, 2017 (the “Registration Statement”) by GAMCO Natural Resources, Gold & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “Staff”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes in response to your comments will be reflected in the definitive prospectus and statement of additional information filed in connection with the first takedown of securities, if any, from the Registration Statement (the “Definitive Prospectus”).

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Sally Samuel

Edward Rubenstein

Megan Miller

October 17, 2017

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General

1.	Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

Noted.

Prospectus Summary

2.	Under the heading “Investment Objectives and Policies, the Prospectus Summary states that “[t]he Fund will invest at least 25% of its assets in the securities of companies principally engaged in the natural resources industry . . . (“Natural Resources Companies”)”. Please revise the disclosure regarding “Natural Resources Companies” to clarify that the Fund will invest at least 25% of its assets in the securities of groups of industries that constitute the natural resources industries.

The Fund will make the requested change in the Definitive Prospectus.

Prospectus

3.	In the lead-in sentence to the expense example following the fee table, please clarify that the $31.50 in estimated preferred share sales load is spread across the Fund’s entire net assets attributable to common shares and is not wholly borne by a common shareholder making a $1,000 investment.

The Fund will revise the lead-in sentence to the expense example following the fee table as follows in the Definitive Prospectus:

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, followed by a preferred share offering, assuming a 5% annual portfolio total return.* The expenses illustrated in the following example include the maximum estimated sales load on common shares of $10 and on preferred shares of $31.50, and estimated offering expenses of $4.16 from the issuance of $150 million in common shares and $50 million in preferred shares. The preferred shares sales load is spread over the Fund’s entire net assets attributable to common shares (assuming completion of the proposed issuances); therefore, the allocable portion of such sales load to a common shareholder making a $1,000 investment in these circumstances is estimated to be $5.30. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

Sally Samuel

Edward Rubenstein

Megan Miller

October 17, 2017

Prospectus Supplements

4.	Page U-1 provides, “As a result of the offering, you may experience dilution [or accretion] of the aggregate net asset value of your common shares depending upon whether the Fund’s net asset value per common share is [above or] below the subscription price on the expiration date.” Please remove the brackets around “above or” and place bracket around “or below” in this sentence.

The Fund will make the requested change in the Definitive Prospectus.

5.	Under the “Dilution” heading on pages S-5 and U-6, the Prospectus Supplements provide two scenarios that highlight the impact of a Rights Offering on net asset value. The first scenario assumes that the net asset value per share is above subscription price, and the second scenario assumes that the net asset value per share is below the subscription price. Please place brackets around scenario two on pages S-5 and U-6.

The Fund will make the requested change in the Definitive Prospectus.

Statement of Additional Information

6.	Under the heading “Investment Restrictions,” the Statement of Additional Information states that the “Fund considers companies that could be viewed as principally engaged in the base (i.e., non-precious) metals industry as Natural Resources Companies . . .” Please clarify that “Natural Resources Companies” includes companies principally engaged in the base (i.e., non-precious) metals and precious metals other-than gold industries.

The Fund will make the requested change in the Definitive Prospectus.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon